                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                Ladish Co., Inc.


                          COMMON STOCK, Par Value $0.01


                                    50574200

  The Employees' Retirement Plan of Consolidated Electrical Distributors, Inc.
      c/o Pamela B. Johnson, Esq., P. O. Box 5041, Thousand Oaks, CA 91359
                                 (818) 597-3754




                                September 5, 2000

    1   Name of Reporting Persons
        S.S. or IRS Identification No. of above person
        Employees' Retirement Plan of Consolidated Electrical Distributors, Inc.
--------------------------------------------------------------------------------
    2   Check the Appropriate Box If a Member of a Group*
        (a)
        (b)      X
--------------------------------------------------------------------------------
    3   SEC USE ONLY
--------------------------------------------------------------------------------
    4   Source of Funds*         WC
--------------------------------------------------------------------------------
    5   Check Box If Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(D) or 2(E)
--------------------------------------------------------------------------------
    6   Citizenship or Place of Organization                 California, U.S.
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER                       339,500
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER                     None
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER                  339,500
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER                None
------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
          339,500
------------------------------------------------------------------------------
   12     Check If the Aggregate Amount in Row (11) Excludes
          Certain Shares*
------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)
          2.63%
------------------------------------------------------------------------------
   14     Type of Reporting Person*
          EP
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    1    Name of Reporting Persons
         S.S. or IRS Identification No. of above person
         Employees' Retirement Plan of Hajoca Corporation
--------------------------------------------------------------------------------
    2    Check the Appropriate Box If a Member of a Group*
         (a)
         (b)      X
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    Source of Funds*         WC
--------------------------------------------------------------------------------
    5    Check Box If Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(D) or 2(E)
--------------------------------------------------------------------------------
    6    Citizenship or Place of Organization               Pennsylvania, U.S.
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER                       130,000
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER                     None
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER                  130,000
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER                None
------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
          130,000
------------------------------------------------------------------------------
   12     Check If the Aggregate Amount in Row (11) Excludes
          Certain Shares*
------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)
          1.01%
------------------------------------------------------------------------------
   14     Type of Reporting Person*
          EP
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    1    Name of Reporting Persons
         S.S. or IRS Identification No. of above person
         Employees' Retirement Plan of Rolled Alloys, Inc.
--------------------------------------------------------------------------------
    2    Check the Appropriate Box If a Member of a Group*
         (a)
         (b)      X
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    Source of Funds*         WC
--------------------------------------------------------------------------------
    5    Check Box If Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(D) or 2(E)
--------------------------------------------------------------------------------
    6    Citizenship or Place of Organization                   Michigan, U.S.
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER                       75,000
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER                     None
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER                  75,000
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER                None
------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
          75,000
------------------------------------------------------------------------------
   12     Check If the Aggregate Amount in Row (11) Excludes
          Certain Shares*
------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)
          0.58%
------------------------------------------------------------------------------
   14     Type of Reporting Person*
          EP
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    1    Name of Reporting Persons
         S.S. or IRS Identification No. of above person
         Keith W. Colburn Retirement Plan
--------------------------------------------------------------------------------
    2    Check the Appropriate Box If a Member of a Group*
         (a)
         (b)      X
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    Source of Funds*         WC
--------------------------------------------------------------------------------
    5    Check Box If Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(D) or 2(E)
--------------------------------------------------------------------------------
    6    Citizenship or Place of Organization                   Illinois, U.S.
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER                       None
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER                     2,700
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER                  None
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER                2,700
------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
          2,700
------------------------------------------------------------------------------
   12     Check If the Aggregate Amount in Row (11) Excludes
          Certain Shares*
------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)
          0.02%
------------------------------------------------------------------------------
   14     Type of Reporting Person*
          EP
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    1    Name of Reporting Persons
         S.S. or IRS Identification No. of above person
         Keith W. Colburn Trust
--------------------------------------------------------------------------------
    2    Check the Appropriate Box If a Member of a Group*
         (a)
         (b)      X
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    Source of Funds*         WC
--------------------------------------------------------------------------------
    5    Check Box If Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(D) or 2(E)
--------------------------------------------------------------------------------
    6    Citizenship or Place of Organization                   Illinois, U.S.
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER                       None
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER                     2,700
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER                  None
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER                2,700
------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
          2,700
------------------------------------------------------------------------------
   12     Check If the Aggregate Amount in Row (11) Excludes
          Certain Shares*
------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)
          0.02%
------------------------------------------------------------------------------
   14     Type of Reporting Person*
          OO
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    1    Name of Reporting Persons
         S.S. or IRS Identification No. of above person
         David D. Colburn
--------------------------------------------------------------------------------
    2    Check the Appropriate Box If a Member of a Group*
         (a)
         (b)      X
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    Source of Funds*         PF
--------------------------------------------------------------------------------
    5    Check Box If Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(D) or 2(E)
--------------------------------------------------------------------------------
    6    Citizenship or Place of Organization                   Illinois, U.S.
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER                       1,000
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER                     None
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER                  1,000
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER                None
------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
          1,000
------------------------------------------------------------------------------
   12     Check If the Aggregate Amount in Row (11) Excludes
          Certain Shares*
------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)
          0.007%
------------------------------------------------------------------------------
   14     Type of Reporting Person*
          IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 046613105                    13D                           Page 1 of 6
                                 Amendment No. 1
                                  INTRODUCTION

         The Employees' Retirement Plan of Consolidated Electrical Distributors, Inc., a California trust ("CED Pension Plan"), hereby files this Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons identified in Item 2 of the Statement pursuant to the Agreement With Respect To Schedule 13D attached to the Schedule 13D filed on May 24, 1999. Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement.

         Only those Items amended are reported herein.

Item 2. Identity and Background.

         Item 2 is amended to add the following additional Reporting Persons:

         d. Keith W. Colburn Retirement Plan ("Colburn KEOGH").

            The principal executive offices of Colburn KEOGH are located at Paine Webber, 5 River Drive, Suite 120, Northbrook, Illinois 60062. Colburn KEOGH is a retirement plan formed for the purpose of making investments.

         e. Keith W. Colburn Trust ("Colburn Trust").

         The principal executive offices of Colburn Trust are located at 555 Skokie Blvd., Suite 555, Northbrook, Illinois 60062. Colburn Trust is organized under Declaration of Trust, dated February 16, 1978, and was formed for the purpose of making investments.

CUSIP NO. 046613105                    13D                           Page 2 of 6
                                 Amendment No. 1

         f. David D. Colburn ("D. Colburn").

         D. Colburn's place of business is 555 Skokie Blvd., Suite 555, Northbrook, Illinois 60062. D. Colburn is a private investor.

         Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 is amended by adding the following paragraph:

         On May 24, 1999, the Colburn KEOGH purchased 2,500 shares of Common Stock on the open market at a purchase price of $8.43 per share; on May 24, 1999, the Colburn Trust purchased 2,500 shares of Common Stock on the open market at a purchase price of $8.43 per share; on May 24, 1999, D. Colburn purchased 1,000 shares of Common Stock on the open market at a purchase price of $8.38 per share; on June 3, 2000, the Colburn Trust purchased 200 shares of Common Stock on the open market at a purchase price of $7.66 per share; on June 9, 1999, the CED Pension Plan purchased 5,000 shares of Common Stock on the open market at a purchase price of $7.56 per share; on June 10, 1999, the CED Pension Plan purchased 10,000 shares of Common Stock on the open market at a purchase price of $7.48 per share; on November 8, 1999, the CED Pension Plan sold 1,500 shares of Common Stock on the open market at a sales price of $7.00 per share; on November 11, 1999, the CED Pension Plan sold 20,000 shares of Common Stock on the open market at a sales price of $6.88 per share; on November 15, 1999, the CED Pension Plan sold 2,000 shares of Common Stock on the open market at a sales price of $6.94 per share; on December 28, 1999, the Colburn Trust sold 2,500 shares of Common Stock on the open market at a sales price of $6.21 per share; on April 12, 2000, the CED Pension Plan sold 10,000 shares of Common Stock on the open market at a sales price of $6.75 per share; on August 31, 2000, the CED Pension Plan sold 22,000 shares of Common Stock on the open market at a sales

CUSIP NO. 046613105                    13D                           Page 3 of 6
                                 Amendment No. 1

price of $12.44 per share; on September 1, 2000, the CED Pension Plan sold 78,000 shares of Common Stock on the open market at a sales price of $12.44 per share; on September 5, 2000, the Rolled Alloys Pension Plan sold 7,500 shares of Common Stock on the open market at a sales price of $13.44 per share; on September 6, 2000, Rolled Alloys Pension Plan sold 17,500 shares of Common Stock on the open market at a sales price of $13.50 per share; on September 6, 2000, Hajoca Pension Plan sold 15,000 shares of Common Stock at a sales price of $13.50 per share; and on September 25, 2000, Hajoca Pension Plan sold 5,000 shares of Common Stock at a sales price of $13.50 per share. A table identifying each sale is included in Item 5(c) of this Amendment.

         Item 5. Interest in Securities of the Issuer.

         Item 5 is amended and restated as follows:

         (a) and (b). The aggregate number of shares and percentage of Common Stock of the Issuer (based upon the Issuer's report on Form 10Q that it had 12,896,868 shares of Common Stock outstanding as of June 30, 2000) beneficially owned by each person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table:

CUSIP NO. 046613105                    13D                           Page 4 of 6
                                 Amendment No. 1


Reporting Person        No. of        Percentage       Power to Vote       Power to Dispose
                        Shares         of Class        Shared   Sole       Shared      Sole
                        Benef.
                        Owned
---------------------------------------------------------------------------------------------
CED Pension Plan       339,500           2.63%                  339,500             339,500
---------------------------------------------------------------------------------------------
Hajoca
Pension Plan           130,000           1.01%                  130,000             130,000
---------------------------------------------------------------------------------------------
Rolled Alloys
Pension Plan            75,000            .58%                   75,000              75,000
---------------------------------------------------------------------------------------------
Colburn Trust            2,700            .02%          2,700               2,700
---------------------------------------------------------------------------------------------
Colburn KEOGH            2,700            .02%          2,700               2,700
---------------------------------------------------------------------------------------------
D. Colburn               1,000            .007%                   1,000               1,000
---------------------------------------------------------------------------------------------

         The aggregate number of shares owned by the Reporting Persons is 548,200, or 4.25%, which is below the reporting threshold for Schedule 13D.

         The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2.

         (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as set forth in the table below:


  DATE                            PURCHASER/                          NO. SHARES                 TOTAL SALES/
                                  SELLER                            SOLD/PURCHASED              PURCHASE PRICE ($)
----------------------------------------------------------------------------------------------------------------------
05/24/99                        Colburn KEOGH                             2,500                       21,066
----------------------------------------------------------------------------------------------------------------------
05/24/99                        Colburn Trust                             2,500                       21,066
----------------------------------------------------------------------------------------------------------------------
05/24/99                        D. Colburn                                1,000                        8,383
----------------------------------------------------------------------------------------------------------------------
06/03/99                        Colburn Trust                               200                        1,532
----------------------------------------------------------------------------------------------------------------------
06/09/99                        CED Pension Plan                          5,000                       37,800
----------------------------------------------------------------------------------------------------------------------
06/10/99                        CED Pension Plan                         10,000                       74,819
----------------------------------------------------------------------------------------------------------------------
11/08/99                        CED Pension Plan                         -1,500                      (10,503)
----------------------------------------------------------------------------------------------------------------------
11/11/99                        CED Pension Plan                        -20,000                     (137,545)
----------------------------------------------------------------------------------------------------------------------
11/15/99                        CED Pension Plan                         -2,000                      (13,880)
----------------------------------------------------------------------------------------------------------------------
12/28/99                        Colburn Trust                            -2,500                      (15,518)
----------------------------------------------------------------------------------------------------------------------
04/12/00                        CED Pension Plan                        -10,000                      (67,525)
----------------------------------------------------------------------------------------------------------------------
08/31/00                        CED Pension Plan                        -22,000                     (273,680)
----------------------------------------------------------------------------------------------------------------------
09/01/00                        CED Pension Plan                        -78,000                     (970,320)
----------------------------------------------------------------------------------------------------------------------
09/05/00                        Rolled Alloys Pension Plan               -7,500                     (100,797)
----------------------------------------------------------------------------------------------------------------------
09/06/00                        Rolled Alloys                           -17,500                     (235,192)
                                Pension Plan
----------------------------------------------------------------------------------------------------------------------
09/06/00                        Hajoca Pension Plan                     -15,000                     (201,593)
----------------------------------------------------------------------------------------------------------------------
09/25/00                        Hajoca Pension Plan                      -5,000                      (67,198)
----------------------------------------------------------------------------------------------------------------------
TOTAL                                                                  -159,800                   (1,929,085)
                                                                       --------                  -----------

CUSIP NO. 046613105                    13D                           Page 5 of 6
                                 Amendment No. 1


         To the best knowledge of the Reporting Persons, no person other than the Reporting Persons and their equity owners has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

         (e) Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The first paragraph of Item 6 is amended and restated to read as follows:

         CED Pension Plan beneficially owns 339,500 shares of Common Stock. Hajoca Pension Plan beneficially owns 130,000 shares of Common Stock. Rolled Alloys Pension Plan beneficially owns 75,000 shares of Common Stock. Keith W. Colburn is the beneficiary of the Colburn Trust and Colburn Keogh, which together own 2,700 shares of stock. David D. Colburn beneficially owns 1,000 shares of stock. Keith W. Colburn is a member of the Investment Committees of CED Pension Plan, Hajoca Pension Plan, and Rolled Alloys Pension Plan. David D. Colburn is a member of the Investment Committee of CED Pension Plan.

CUSIP NO. 046613105                    13D                           Page 6 of 6
                                 Amendment No. 1

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16th, 2000

                                            The Employees' Retirement
                                            Plan of Consolidated
                                            Electrical Distributors, Inc.



                                            By:  /s/ John D. Parish
                                               -------------------------------

                                            Its: Committee Member
                                               -------------------------------